07023714

Rule 12g3-2(b) File No. 82-34680

Sumitomo
Corporation

May 18, 2007

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Attention: Ms. Amy O'Brien

SUPPL

RECEIVED
2007 MAY 22 A 8:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the Notice of the Resolution at the Board of Directors concerning the convocation of the 139th Ordinary General Meeting of Shareholders, dated May 18, 2007 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215, e-mail: kahori.asaoka@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

PROCESSED
MAY 2 4 2007
THOMSON FINANCIAL

Kahori Asaoka (Ms.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

dlw 5/22

(Translation)

May 18, 2007

To Tokyo Stock Exchange, Inc.

Sumitomo Corporation
8-11, Harumi 1-chome,
Chuo-ku, Tokyo

Motoyuki Oka
President and CEO

We have pleasure in notifying you that the Board of Directors of the Company, at its meeting held on May 18, 2007, adopted a resolution concerning the convocation of the 139th Ordinary General Meeting of Shareholders.

The Time, Place and Agenda of the General Meeting are as set forth below.

1. Time Friday, June 22, 2007, at 10:00 a.m.

2. Place The DAI-ICHI SEIMEI HALL in Harumi Island Triton Square
8-10, Harumi 1-chome, Chuo-ku, Tokyo

3. Agenda Presentation of Reports:

No.1: The Business Report, the Consolidated Financial Statements, and the Audit Reports by the Accounting Auditor and the Board of Corporate Auditors regarding the Consolidated Financial Statements for the 139th Fiscal Year (April 1, 2006 through March 31, 2007)

No.2: The Non-consolidated Financial Statements for the 139th Fiscal Year (April 1, 2006 through March 31, 2007)

Propositions:

Proposition No.1 : Distribution of Retained Earnings as Cash Dividends
Proposition No.2 : Election of Twelve Directors
Proposition No.3 : Election of One Corporate Auditor
Proposition No.4 : Issuing Bonuses to the Company's Directors
Proposition No.5 : Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors
Proposition No.6 : Issuing New Share Acquisition Rights in the Form of Stock Options Scheme for a Stock-Linked Compensation Plan to the Company's Directors

END